Exhibit 99.9

NICE Launches Next Generation of Enlighten Copilot, Delivering AI-Driven
Augmentation to The Entire CX Workforce

NICE’s latest CX AI innovation drives personalized employee augmentation for agents, supervisors, and CX leaders

Hoboken, N.J., March 26, 2024 – NICE (Nasdaq: NICE) today announced the next generation of Enlighten Copilot designed specifically for supervisors and CX decision-makers powered by purpose-built AI. This innovative solution addresses the critical market demand for AI-powered augmentation for the increasingly complex operational and analytical work of CX leaders. AI use in the workplace jumped to over 40% in 2023, according to research from Metrigy. Organizations using AI to improve customer interactions reported a 30% reduction in interaction handle time, a 36% increase in sales, and a 29% reduction in agent attrition. NICE Enlighten Copilot is the leading CX-specific AI copilot delivering real-time analysis of organizations’ CX data, enabling employees and leaders to take action directly and drive next-gen CX.

NICE Enlighten Copilot encompasses many key use cases for CX organizations to address business needs across each level of operation.  Enlighten Copilot for Supervisors joins the portfolio of NICE’s AI solutions including Enlighten Copilot for Agents and Enlighten Actions.

Turbocharge Employees with NICE Enlighten Copilot for Agents
NICE’s Enlighten Copilot for Agents enhances agent-assisted interactions, providing agents with needed, relevant content, eliminating the need for agents to manually search for answers. Real-time context from interactions is combined with content from an organization’s knowledge base to enable Copilot for Agents to deliver behavioral and technical next-best actions. NICE Enlighten Copilot for Agents powers agents to perform at the highest level by:
•	Generating real-time, conversational responses that drive ideal outcomes for agents to advance interactions
•	Identifying and recommending custom compliance and upsell opportunities for agents to address mid-conversation
•	Enabling seamless handoffs through automated processes and real-time and post-interaction summaries

Empower Supervisors to Become Strategists with NICE Enlighten Copilot for Supervisors
Analyzing data insights from NICE Enlighten Copilot for Agents, Enlighten Copilot for Supervisors gives supervisors an informed, real-time outlook on agents pinpointing exactly where they should focus to maximize their team’s performance. Enlighten Copilot for Supervisors upgrades supervisors’ abilities by:
•	Delivering a 360-degree view of agent performance in the moment and over time, for example: speech patterns, time to resolution and customer sentiment
•	Pinpointing where supervisors should target their assistance to most effectively coach their agents
•	Generating real-time alerts with context, immediately providing everything a supervisor needs to take action

Equip CX Leaders with NICE Enlighten Actions
Accessing an organization’s CX data from NICE Enlighten Copilot and CXone, NICE Enlighten Actions delivers a conversational interface to generate and respond to what CX leaders need in the moment, with no additional coding required. Actions gives CX leaders 100% visibility into operations to make the most informed decisions by:
•	Providing CX leaders with the ability to analyze and act on unstructured data, accelerating the pace by which the business can understand, take action, and meet its goals
•	Integrating with native and third-party applications and data in the CXone suite to automatically initiate workflow and staffing adjustments and automation
•	Generating side-by-side comparison of organizational KPIs against industry benchmark data

Barry Cooper, President, CX Division, NICE, said, “The next gen NICE Enlighten Copilot is the industry's leading AI-powered employee assist purpose-built for CX. Built from thousands of models trained on CX-specific interactions, NICE Enlighten Copilot amplifies skilled labor, automating repetitive tasks and delivering faster access to knowledge. In combination with NICE Enlighten Actions, CX leaders can increase decision velocity and realize business goals faster, streamlining operations and ultimately driving exceptional customer experience.”

Robin Gareiss, Metrigy CEO and principal analyst, said: “Our research validates NICE’s approach with Enlighten Copilot: Business leaders find significant value in leveraging CX-specific AI to both automate manual functions and augment mission-critical work of employees. Among those already using AI for CX, 66% rely on AI for quality management and 55% to review open-ended feedback from customers. I can’t stress enough the competitive advantage companies will realize by using AI to automate analysis of customer feedback and workflows, as well as elevating supervisors from tactical to strategic roles.”

For more information about NICE Enlighten Copilot, click here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.